EXHIBIT 99.1

Mogo Files Prospectus Supplement

Vancouver, British Columbia, October 2, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, is pleased to announce that, further to the previously announced amendments (the “Amendments”) to the terms of the Company’s outstanding non-convertible debentures (the “Debentures”), which Amendments have been made effective as of September 30, 2020, it has filed a prospectus supplement (the “Supplement”) to Mogo’s short form base shelf prospectus dated December 5, 2019 (the “Shelf Prospectus”) that qualifies the issuance of the following:

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181,816 common shares in the capital of Mogo (the “Quarterly Payment Shares”) to the Debentureholders at a deemed price of $1.7981 per Quarterly Payment Share in payment of a portion of the quarterly payment in respect of the calendar quarter from July 1, 2020 to September 30, 2020;

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593,819 common shares in the capital of Mogo (the “Capitalized Interest Shares”) to the holders of the Debentures (the “Debentureholders”) at a deemed price of $1.8235 per Capitalized Interest Share to settle the payment of a portion of interest that has accrued and capitalized on the Debentures between March 1, 2020 and June 30, 2020; and

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4,479,392 common share purchase warrants (each, a “Warrant”) to the Debentureholders, each Warrant being exercisable to purchase one common share in the capital of Mogo at a price of $2.03 at any time until 4:30 p.m. (Toronto time) on December 31, 2022.

Closing of the issuance of the Capitalized Interest Shares, the Quarterly Payment Shares and the Warrants is expected to take place on or about October 7, 2020. The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the Warrants under the symbol “MOGO.WT”, subject to the Company fulfilling all of the requirements of the TSX. The Warrants are expected to begin trading on the TSX on or about October 9, 2020.

The Supplement is being filed today with the applicable securities regulatory authorities in Canada. No securities will be issued to any person other than the Debentureholders pursuant to the Supplement. Copies of the Supplement and the Shelf Prospectus will be available on SEDAR at www.sedar.com.

Certain of the Company’s directors and officers who own, control or direct, in the aggregate, approximately 1% of the outstanding Debentures are considered “related parties” to the Company for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and accordingly, certain transactions contemplated by the Amendments may be considered “related party transactions” within the meaning of MI 61-101. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements in Sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such transactions as neither the fair market value of the Debentures held by interested parties (as such term is defined in MI 61-101) nor any consideration for such transactions insofar as it involves interested parties exceeds 25% of the market capitalization of the Company. The Company has filed a material change report in respect of the Amendments on its SEDAR profile at www.sedar.com. This material change report was not filed 21 days in advance of the closing of the Amendments for the purposes of Section 5.2(2) of MI 61-101 on the basis that the Company had to satisfy a number of closing conditions, the fulfillment of which did not occur until shortly before closing.

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the issuance of the Common Shares and the Warrants, and the listing of the Warrants on the TSX. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its financial performance for 2020 are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. We all know it’s time to do things differently. It’s time for a new way to manage our money, one that’s inclusive and sustainable. One that takes into account our financial health, the planet’s health and the health of our society. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals and have a positive impact on the planet including a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, free monthly credit score monitoring, ID fraud protection and personal loans. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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